

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Mr. Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

      Re: New York Community Bancorp, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended March 31, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              File No. 001-31565

Dear Mr. Cangemi:

      We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010

Consolidated Statements of Condition, page 1

1.   We note in your balance sheet on page 1 that you present your covered loans below your
         allowance for loan losses. In addition, we note your disclosure on page 25 that for
         decreases in expected cash flows an allowance for the covered loan loss will be
         established. Please revise your future interim and annual filings to clearly present the
         allowance for loan loss related to "Covered loans" and the allowance for loan loss related
         to "non-covered loans". If your current allowance of $140.58 million was established to
         cover both sub-categories of loans then please present the "Covered loans" line item
         before the allowance for loan losses line item and subtotal for "Total loans".

Notes to the Unaudited Consolidated Financial Statements

Note 2. Business Combinations

Loans, page 9

2.   We note your disclosure on page 10 that you aggregated the acquired loans for both the
         AmTrust and Desert Hills transactions into one or more pools and the pools were based
         on loans with common risk characteristics. In addition, we note your response to prior
         comment six of our letter dated May 21, 2010 that you applied ASC 310-30 to all
         acquired loans because at least part of the discount recorded on the acquired loans was
         attributable to credit quality. Please tell us and revise to disclose in future filings the
         following regarding your application of ASC 310-30:

         •   How you segregated the acquired loans into pools for accretion and impairment
             testing purposes. Identify the specific loan characteristics that were used for
             segregation and whether performing and nonperforming loans were separately
             segregated.

         •   How you determined that at least part of the discount applied was attributable to
             credit quality for loans that were performing under the terms of the loan agreement;
             and

         •   The loans at the acquisition date that met the criteria of ASC 310-30 and those loans
             that you analogized to ASC 310-30. In addition, in an effort to provide clear and
             transparent disclosures please provide separate ASC 310-30-50 disclosures for both
             groups of loans.

Note 5. Loans, net, page 21

3.   We note your response to prior comment nine of our letter dated May 21, 2010. In addition, we note from your disclosures on page 5 that you have loans with the underlying collateral located in New York, New Jersey, Ohio, Florida, and Arizona. Given your expansion in your geographic operations during 2009 and 2010 from your primary lending area of New York and New Jersey and the continued decline from December 31, 2008 to June 30, 2010 of your asset quality please provide in future filings a breakdown of your loan portfolio and related non-performing loans by geographic location.

4.   We note your response to prior comment 17 of our letter dated May 21, 2010. Based on our review of your allowance rollforward disclosure on pages 24 and 58 we were unable to locate your revisions to the rollforward that clearly show the effect the loss sharing agreements have on your provision for loan losses. Please tell us where this is located in your June 30, 2010 Form 10-Q. If the separate line item quantifying the provision before expected reimbursements from the FDIC was not included please revise to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Condition at June 30, 2010

Acquisition, Development, and Construction ("ADC") Loans, page 51

5.   We note your disclosure on page 52 that due to the higher degree of credit risk for ADC loans in addition to the collateral provided by a project, you also obtain personal guarantees of repayment and completion during construction from the borrower. Please tell us the following regarding your ADC loan portfolio:

- Whether you have any ADC loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend ADC loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

- Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

- Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Asset Quality, page 53

6. We note your disclosure on page 54 that when necessary, you rely on current appraisals to write down your non-performing loans (NPLs). In addition, we note from your disclosures on page 60 that your five largest NPLs had an updated appraisal within six months of them being placed on non-accrual status. Please tell us and revise future filings to disclose the following:

- How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired). If this policy varies by loan type please disclose that also.

- Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.

- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

- How you determine, including the process, the fair value of the collateral if an appraisal is not available.

<u>Covered Loans and OREO, page 57</u>

7.   We note your disclosure on page 57 that the loss share receivable may increase or decrease if losses on the covered assets increase or fall short of the expected amounts. In addition, we note that the loss share receivable may also increase due to accretion, which was $22.9 million during the first half of 2010. Please tell us and revise your future filings to be more specific with respect to how and when adjustments to the loss sharing receivable are recognized. For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans or taking the charge to reduce the loss sharing receivable in the period identified. Additionally, please elaborate on the $22.9 million accretion that increased the loss share receivable and whether this relates to the difference in the discounted versus undiscounted cash flows.

8.   We note your response to prior comment four of our letter dated May 21, 2010. In addition, we note from your disclosures on page 58 that your NPLs increased from $578.07 million at December 31, 2009 to $636.78 million at June 30, 2010 despite the reclassification of $150.29 million of troubled-debt restructurings (TDRs) from non-accrual to accrual during the first half of 2010. Please tell us and revise future filings to include the following:

- Detailed discussion on the fluctuations in NPLs considering the reclassification of TDRs from non-accrual to accrual and NPLs excluding TDRs;

- Discuss if the fluctuation relates to a few large credit relationships or several small credit relationships or both;

- If several small credit relationships impact the fluctuation please discuss the following for each group of smaller creditors:

  - Type of borrowers, location of the loan, loan type, or other specific factors that are unique to the group of creditors and loans;
  - If any of the decline in asset quality relates to conditions confined to a particular time period or may continue into the foreseeable future; and
  - Any other pertinent information deemed necessary to understand the increase in the NPLs.

- If a few large credit relationships make up the majority of the fluctuation in your NPLs, discuss those relationships in detail, including:

  - General information about the borrower and location;
  - The amount of total credit exposure outstanding;
  - The amount of the allowance allocated to the credit relationship; and

- Provide additional information supporting the allowance for loan loss for each credit.

9. We note your response to prior comment 19 and your disclosure on page 60 of the five largest NPLs as of June 30, 2010. For these five largest NPLs please tell us and include in future filings the following:

- Total amount of loan at origination and current lending commitment;

- Total outstanding balance on these loans at June 30, 2010;

- Average loan-to-value (LTV) ratio at origination and current LTV ratio; and

- Enhanced discussion about each loan including:

    - General information about the borrower and location; and
    - Provide additional information supporting the allowance for loan loss for each credit.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant